OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C) – April 24, 2017

Legalpassage.com, Inc. d/b/a Separate.us

4096 Piedmont Ave. #325
Oakland, CA 94611
www.separate.us

415-407-5440



UP TO $500,000 OF CROWD NOTES

Legalpassage.com, Inc. d/b/a Separate.us ("Separate.us" "the company," "we," or "us"), is offering up to $500,000 worth of Crowd Notes of the company. The minimum target offering is $100,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by June 26, 2017. The company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by June 26, 2017 no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $500,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to June 26, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The company's business

Legalpassage.com Inc d/b/a Separate.us is a C Corporation incorporated on October 29, 2014 under the laws of Delaware. Separate.us is a DIY divorce solution to help you complete all of your legal paperwork and to make the decisions you need to make as you fill them out.

Further information about the company and its business appears on the company's profile page on SeedInvest under https://www.seedinvest.com/separate.us/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

Officers, directors and key employees

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Fulltime with the company?
Officers:				
Sandro Tuzzo	CEO	43	October 2015	Yes
Jon Eckstein	CTO	39	December 2016	No. Thirty hours per week at the company. Remaining hours at Hellosign Inc.
Directors:				
Sandro Tuzzo	Director	43	October 2015	Yes
Significant employees:				
Allyson Kwett	Customer Service	28	August 2016	No. Full time with Blum, Gibbs, Davies & Owen, LLP

Sandro Tuzzo

Sandro Tuzzo is the Founder and Chief Executive Officer. He has been in this role since October 2015. Prior to starting Separate.us, he had a full time practice as a family law attorney and mediator where he helped individuals and families get divorced and manage other family law issues requiring legal help. He is the past President of the family law section of the Bar Association of San Francisco, a board member of the Alameda County Family Law Association, and has been an adjunct Professor at the University of California, Hastings College of the Law.

Jon Eckstein

Jon Eckstein is currently our Chief Technology Officer, a position he has held since December 2016. Prior to joining our team, he has been a software developer for 15 years. He has extensive experience developing web and mobile applications and has worked at several startups as an early stage employee. As a multifaceted developer, he's produced code for every level of the stack as well as created and contributed to applications on a wide variety of platforms including web (front and back), mobile (iOS) and desktop (Windows and OSX).

Related Party Transactions

Currently, Sandro Tuzzo pays expenses on the company's behalf, loans the company money, and holds company funds. As of December 31, 2016 and 2015, the balances due from the company were $0 and $950, respectively. These balances bear no interest and are considered payable on demand. Additionally, Tuzzo paid $16,701 for legal services on behalf of the company during the year ended December 31, 2015.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $3 million valuation cap, so you should not view the $3 million as being an indication of the company's value. Further the interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that there is a risk that your notes will never convert and will have no value.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date and is not interest bearing. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

- **You may have limited rights.** The company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights.

● **We have no operating history, and therefore, we cannot assess our growth rate and earnings potential**. It is possible that our company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The company may face these and other difficulties in the future and some may be beyond its control. If the company is unable to successfully address these difficulties as they arise, the company's future growth and earnings will be negatively affected. The company cannot be assured that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

● **This is a brand-new company.** It has a limited operating history, few or no clients, and has received limited revenues to date. If you are investing in this company, it's because you think this is a good idea, that Sandro can execute it better than his competition, that he can price it right and sell it to enough people that the company will succeed.

● **We are targeting a new and unproven segment within the legal market, which introduces unknowns, such as customer adoption.** We will only succeed (and you will only make money) if there is sufficient demand for our platform. Our customers must think that we offer sufficient and valuable services for uncontested and contested divorces and our lawyers that subscribe to our services must believe that the product integrates usefully with their existing services.

● **We have a number of competitors.** There are already a number of companies such as Legalzoom, Wevorce, and Completecase, providing similar legal platforms. Although our competitors may offer a better product at a lower price, unlike our competitors, we offer the following spectrum of services: (i) "contested" cases, (ii) "uncontested" cases, (iii) handling all filing and serving of documents and (iv) acting as an intermediary of information between the court and the customer.

● **Legislation and regulation on companies operating within the "legal-tech" industry could have an adverse effect on our business.** Despite the potential benefits the company offers the: (i) courts, (ii) government and (iii) consumer, the regulatory environment for legal-tech could become more stringent. If the company is unable to successfully address the difficulties associated with the legal-tech regulatory environment the company's future growth and earnings could be negatively affected.

● **We have a small management team.** We depend on the skills and experience of Sandro Tuzzo and Jon Eckstein. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

● **The company is controlled by its' founder.** Sandro Tuzzo currently holds the majority of the company's voting stock, and at the conclusion of this offering will continue to hold the majority of the company's voting rights. Preferred stock has not yet been issued. Investors in Crowd Notes may not have the ability to control a vote by the stockholders or the Board.

● **The company will likely need more money.** The company might not sell enough Notes to meet its operating needs and fulfill its plans, in which case it may cease operating, which could lead to the total loss of your investment. Even if it sells all the common stock it's offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

● **Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.** In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

- **We rely heavily on our developers to create and manage our platform.** We rely heavily on the skills and expertise of our developers. If we lose our developers or experience delays in recruiting new developers it could financially affect the company and its business.

- **We rely heavily on individuals with legal training.** Persons with legal training and experience are instrumental to the company being able to produce its services and/or to research future services. If we lose our employees with legal training or experience delays in recruiting individuals such as new attorneys, paralegals it could financially affect the company and its business.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of [Date in 2017], are reflected in the below table:

Beneficial owner	Amount and class of securities held	Percept of voting power prior to the offering
Sandro Tuzzo	7,100,000 shares of common stock	89%*

In September 2015 the company issued 7,100,000 shares of common stock to Sandro Tuzzo. This stock issuance was conducted under terms of a restricted stock purchase agreement and is subject to vesting terms contingent upon continuous service with the company. 25% of those shares vested on October 29, 2015,and have vested monthly thereafter at 1/48 of the total shares for 36 months. As of December 31, 2016 and 2015, 3,845,833 and 2,070,833 of the shares had vested, respectively.

The offering

The securities offered in this offering

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising more than $1 million).
- Once a "qualified equity financing" occurs, the notes may be converted thereafter if the company chooses, or if a corporate transaction occurs.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3 million valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes in this offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $100,000. Additionally, we have set a minimum Closing Amount of $200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $500,000 from investors through Regulation Crowdfunding before the deadline of June 26, 2017.

The minimum investment is this offering is $1000. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding.

The notes in the Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by those investors will convert at that time into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to greater voting and inspection rights than investors in this offering.

Other classes of securities of the company

The company has previously issued 7,100,000 shares of Common Stock, and convertible promissory notes in the principal amount of $100,000 as of December 31, 2016. The convertible promissory notes may convert into the equity of the company upon a "Qualified Financing", which is defined as a bona fide sale of securities resulting in the company receiving at least $500,000.

The following descriptions summarize important terms of the existing securities of Separate.us and does not provide every detail that may be of interest to investors in this offering. A description of the rights for Common Stock holders may be found in the Certificate of Incorporation and the Bylaws of the company.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's common stock.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock and any additional classes of preferred stock that we may designate in the future.

2015 Equity Incentive Plan

The company has reserved 1,000,000 shares of its common stock pursuant to the 2015 Equity Incentive Plan. Shares available for grant under the plan amounted to 1,000,000 for December 31, 2016 and 2015. As of December 31, 2016, 596,022 shares had been promised to be granted as part of consulting and advisor agreements. Shares promised as part of consulting agreements totaled 433,022, of which: (i) 111,922 shares are to be issued at $0.0001 per share and are fully vested upon the grant date and (ii) 321,100 shares are to be issued at the fair market value of the company at the grant date with various vesting timelines. Shares promised as part of advisor agreements totaled 163,000, which are to be issued at the fair market value of the company at the grant date and vest equally over the 24 months that follow the grant date.

Convertible Promissory Notes

Interest Rate and Maturity

The issued convertible promissory notes of the company bear an interest rate of 5% and have a maturity date of October 19, 2017. No principal or interest payments are due prior to maturity, and prepayments are not allowed. Accrued interest as of December 31, 2016 totaled $3,480.

Conversion Terms

The convertible promissory note is automatically convertible into the company's equity upon the next qualified equity financing of its preferred stock of at least $500,000 (as further defined in the agreement) at a price per share equal to the lesser of 80% of the price per share paid by the investors or the price per share implied by a $1,250,000 valuation on the fully diluted capitalization of the company, inclusive of reservations of common stock authorized under the company's 2015 Equity Incentive Plan. If there is no qualified equity financing prior to maturity, the outstanding principal balance and any unpaid accrued interest on the note are convertible at the election of a majority vote of the note holders into shares of newly authorized Series Seed AA Preferred Stock at the price per share implied by a $1,250,000 valuation on the fully diluted capitalization of the company, inclusive of reservations of common stock authorized under the company's 2015 Equity Incentive Plan.

The Series Seed AA Preferred Stock shall have certain protective provisions and preferences set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com (or if not so posted, as reasonably agreed by the company and the Required Purchasers (as defined in the Convertible Promissory Notes)).

As of December 31, 2016, the convertible promissory note had not been converted and remained outstanding in the full principal amount. The company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

What it means to be a minority holder

As an investor in Crowd Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

● In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

● In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our securities.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

The following discussion includes information based on our unaudited operating data for 2016 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Results of Operations

Our financial statements are as of February 15, 2017 and cover the two years to December 31, 2016. At that time, the company had not: (i) commenced its planned principal operations or (ii) generated revenue. Further, as of February 15, 2017 the company's activities focused on formation responsibilities and preparations to raise capital.

Total operating expenses for the year ending December 31, 2016 were $ 147,268. $13,196 was spent on research and development, $6,807 was spent on general and administrative and $976 was spent on sales and marketing.

Total operating expenses for the year ending December 31, 2015 were $20,979. $105,163 was spent on research and development, $34,179 was spent on general and administrative and $7,926 was spent on sales and marketing.

The company incurred net losses of $144,761 and $20,662 during the years ended December 31, 2016 and 2015, respectively.

Plan of Operations and Milestones

In October 2016 the company officially exited beta and is currently in operation. Further, upon exiting beta the company acquired paying customers. Subsequent financial milestones for the company include: (i) raising the Maximum Offering amount and providing salaries to our CEO, CTO and a full time paralegal, (ii) launching our B2B service and (iii) expanding into New York and Texas.

Liquidity and Capital Resources; Future Trends

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales, sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time. The company has recorded losses in the amount of $144,761 for the year ended December 31, 2016 and $20,662 for the year ended December 31, 2015.

The company was initially capitalized by equity investments from shareholders in the amount of $755 and loans from the issuance of notes. The principal amount of notes outstanding as of December 31, 2016 was $145,000. The company had cash on hand in the amount of $10,675 at December 31, 2016 and $3,322 at December 31, 2015.

The company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the company's planned operations or failing to profitably operate the business. Currently, the company intends to generate revenues and raise capital through the issuance of stock in this offering. The company's burn rate prior to this offering is approximately $2,500 per month. At the close of this offering the company anticipates that the burn rate will increase. The company believes that proceeds from this offering will be sufficient to last it for approximately 30 months.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned. Since the company provides an automated document preparation and information website for clients it does not need or keep any significant inventory.

Indebtedness

In the normal course of business, Sandro Tuzzo pays expenses on the company's behalf, loans the company money, and holds company funds. As of December 31, 2016 and 2015, the balances due from the Company were $0 and $950, respectively. These balances bear no interest and are considered payable on demand. Additionally, Tuzzo contributed $16,701 of legal services (at fair market value) to the Company during the year ended December 31, 2015.

On January 29, 2016, the company borrowed $10,000 from a third party. Under the terms of the agreement, the note incurs interest at 0.75% per annum and is payable on demand. Accrued interest as of December 31, 2016 totaled $69. The proceeds of this offering were used for general business purposes.

On February 1, 2016, the company borrowed $20,000 from a third party. Under the terms of the agreement, the note incurs interest at 0.75% per annum and is payable on demand. Accrued interest as of December 31, 2016 totaled $133. The proceeds of this offering were used for general business purposes.

On April 18, 2016, the company borrowed $15,000 from a third party. Under the terms of the agreement, the note incurs interest at 0.75% per annum and is payable on demand. Accrued interest as of December 31, 2016 totaled $78. The proceeds of this offering were used for general business purposes.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Common Stock

- In September 2015, the company issued 7,100,000 shares of common stock to Sandro Tuzzo in exchange for $710. This stock issuance was conducted under terms of a restricted stock purchase agreement and is subject to vesting terms contingent upon continuous service with the company, which provide the company the right to repurchase unvested shares at the original purchase price. These shares vest at 25% on October 29, 2015, then monthly thereafter at 1/48 of the total shares for 36 months. As of December 31, 2016 and 2015, 3,845,833 and 2,070,833 of the shares had vested, respectively. The proceeds of this offering were used for general business purposes.

- In November 2015, the company issued 451,000 shares of common stock to a related party in reliance on Section 4(a)(2) of the Securities Act, at a purchase price of $0.0001 per share, providing cash proceeds of $45. In June 2016, the company repurchased all 451,000 shares from the related party at a purchase price of $0.0001 per share, resulting in a cash payment of $45. The proceeds of this offering were used for general business purposes.

Convertible Promissory Note
- In April 2016, the company issued a $100,000 principal convertible promissory note to an investor in reliance on Section 4(a)(2) of the Securities Act. The convertible promissory note bears interest at 5% and matures in October 2017. No principal or interest payments are due prior to maturity, and prepayments are not allowed. Accrued interest as of December 31, 2016 totaled $3,480. The convertible promissory note is automatically convertible into the company's equity upon the next qualified equity financing of its preferred stock of at least $500,000 (as further defined in the agreement). The proceeds of this offering were used for general business purposes.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Closing Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the SeedInvest and legal, accounting and related expenses), will be approximately $176,500 We plan to use these proceeds as follows:

- Approximately 15% for software development (contract development).
- Approximately 15% for deferred legal fees.
- Approximately 25% for acquisition (Content/Marketing).
- Approximately 8% for operational costs.
- Approximately 7% for operational staff, including but not limited to, the hiring of a paralegal.
- Approximately 20% for management salaries, including but not limited to, the salary of the CEO.
- Approximately 10% for design/user experience.

Further, the company does not have plans to acquire assets.

If we raise the Maximum Amount of $500,000 the net proceeds of this offering to the issuer will be approximately $465,500 we plan to use these proceeds as follows:

- Approximately 25% for software development, including but not limited to, the salary of the Chief Technology Officer.
- Approximately 5% for deferred legal fees.
- Approximately 25% for acquisition (Content/Marketing).
- Approximately 13% for operational costs.
- Approximately 7% for operational staff, including but not limited to, the hiring of a paralegal
- Approximately 15% for management salaries, including but not limited to, the salary of the CEO.
- Approximately 10% for design/user experience.

Further, the company does not have plans to acquire assets.

If we receive funds in our concurrent offering under 506(c), we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.separate.us

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/separate.us/seed.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The company is making concurrent offerings under both Regulation CF and Regulation D and unless the company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.